SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
HealthSpring, Inc.

(Name of Issuer)
Common Stock, $ 0.01 par value

(Title of Class of Securities)
42224N 10 1

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

CUSIP No.	42224N 10 1	13G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON Herbert A. Fritch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,748,714 (1)(2)(3)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,748,714 (1)(2)(3)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,748,714 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 471,777(4)

(a) ☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.1%(5)

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	42224N 10 1	13G	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:	HealthSpring, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	9009 Carothers Parkway Suite 501 Franklin, TN 37067

Item 2(a).	Name of Person Filing:	Herbert A. Fritch

Item 2(b).	Address of Principal Business Office or, if none, Residence:	9009 Carothers Parkway Suite 501 Franklin, TN 37067

Item 2(c).	Organization/Citizenship:	United States of America

Item 2(d).	Title of Class Of Securities:	Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:	42224N 10 1

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class	Power	Power	Dispose	Dispose
Herbert A. Fritch	4,748,714	8.1% (5)	4,748,714	0	4,748,714	0
	(1)(2)(3)(4)		(1)(2)(3)(4)		(1)(2)(3)(4)

(1)	Includes an option to purchase 75,000 shares of Common Stock which is currently exercisable. Also includes 931,350 shares owned by the reporting person as trustee of grantor retained annuity trusts.

(2)	Includes shares subject to two prepaid variable forward sale contracts entered into by the reporting person with an unaffiliated third party buyer. The first contract obligates the reporting person to deliver to the buyer up to 150,000 shares of Common Stock (or, at the reporting person’s election, an equivalent cash value based on the market price of the Common Stock at that time) on the settlement date of the contract (December 31, 2009). The second contract obligates the reporting person to deliver to the buyer up to 350,000 shares of Common Stock (or, at the reporting person’s election, an equivalent cash value based on the market price of the Common Stock at that time) on the settlement date. The second contract is divided into two groups of 175,000 shares each, one of which settles on January 4, 2010, and the other of which settles on January 5, 2010.

(3)	The reporting person has granted a security interest in 3,208,252 shares directly owned by him to a financial institution as security for a line of credit.

(4)	Excludes 471,777 shares beneficially owned by various trusts, the trustee of which is unrelated to the reporting person and the beneficiaries of which are adult children or adult stepchildren of the reporting person, and as to which the reporting person disclaims beneficial ownership.

(5)	Based on 58,531,537 shares of Common Stock outstanding as of October 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

CUSIP No.	42224N 10 1	13G	Page	4	of	5 Pages
Item 5. Ownership of Five Percent or Less of a Class.
Inapplicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Inapplicable
Item 8. Identification and Classification of Members of the Group.
Inapplicable
Item 9. Notice of Dissolution of Group.
Inapplicable
Item 10. Certifications.
Inapplicable

CUSIP No.	42224N 10 1	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

Date

/s/ Herbert A. Fritch

(Signature)
Herbert A. Fritch